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                              June 27, 2022

       Russell H. McMeekin
       Chief Executive Officer
       mCloud Technologies Corp.
       550-510 Burrard Street
       Vancouver, British Columbia
       Canada, V6C 3A8

                                                        Re: mCloud Technologies
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 13, 2022
                                                            File No. 333-264859

       Dear Mr. McMeekin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2022 letter.

       Amendment No. 1 to Form F-1 filed June 13, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Revenue, page 48

   1. We note your expanded disclosure in response to prior comment 7. It continues to appear that your current
disclosures do not identify and quantify the material reasons for the changes in revenue for
each of your major service lines. Specifically, identify and quantify the factors for the
increase in your AssetCare Over Time service line from 2020 to 2021.
                                                        Similarly, expand your
disclosure on page 64 to explain in greater detail why your
                                                        AssetCare over time
service line experienced a decrease in revenue of 38% for the three months ended March 31,
2021. In this regard, we note your disclosure on page 1 regarding
 Russell H. McMeekin
mCloud Technologies Corp.
June 27, 2022
Page 2
      your SaaS model. Clarify and quantify if this decrease is a result of a loss of existing customers. Refer to Item 303(b)(2) of Regulation S-K.
Note 5 - Revenue, page F-15

2. We note your response to prior comment 17. Please consider relabeling the line item AssetCare over time in your table on page F-15. In this regard, it is noted that this line item contains perpetual licenses that you disclose in Note 32 are recognized at a point in time.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss, page F-65

3. It appears that you have omitted revenue and cost of sales from the three months ended
      March 31, 2022. Please include these amounts.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameRussell H. McMeekin
                                                             Division of
Corporation Finance
Comapany NamemCloud Technologies Corp.
                                                             Office of
Technology
June 27, 2022 Page 2
cc:       Avital Perlman
FirstName LastName